Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 8 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Thursday July 17, 2025 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date New class - code to be confirmed Ordinary Shares 148,772,718 01/07/2025 New class - code to be confirmed Ordinary Shares 88,983 10/07/2025 Refer to next page for full details of the announcement +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 8 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 49097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 17/7/2025 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 8 Part 2 - Issue details 2.1 The +securities the subject of this notification are: Previous Appendix 3B details: Announcement Date and Time 24-Mar-2025 08:33 Announcement Title New - Proposed issue of securities - JHX Selected Appendix 3B to submit quotation request A placement or other type of issue 2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? No +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 8 Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B Placement Details ASX +security code and description new unquoted class of security Date the +securities the subject of this notification were issued 1/7/2025 Any other information the entity wishes to provide about the +securities the subject of this notification James Hardie Industries plc applied for a waiver from Listing Rule 2.4 in respect of the issuance of the unquoted securities described in this appendix on 7 July 2025. ASX granted the waiver on 16 July 2025. Issue details Number of +securities 148,772,718 Were the +securities issued for a cash consideration? Please describe the consideration being provided for the +securities Refer to the Appendix 3B lodged on 24 March 2025. ASX +security code and description new unquoted class of security Date the +securities the subject of this notification were issued 10/7/2025 Any other information the entity wishes to provide about the +securities the subject of this notification James Hardie Industries plc applied for a waiver from Listing Rule 2.4 in respect of the issuance of the unquoted securities described in this appendix on 7 July 2025. ASX granted the waiver on 16 July 2025. No

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 8 Issue details Number of +securities 88,983 Were the +securities issued for a cash consideration? Please describe the consideration being provided for the +securities Refer to the Appendix 3B lodged on 24 March 2025. No

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 8 Part 3C - number and type of +securities the subject of this notification (new class) ASX +security code New class - code to be confirmed +Security description Ordinary Shares +Security type Ordinary fully or partly paid shares/units ISIN code   Date the +securities the subject of this notification were issued 1/7/2025 Will all the +securities issued in this class rank equally in all respects from their issue date? Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1? Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued. Ordinary fully or partly paid shares/units Details +Security currency EUR - Euro Are there +CDIs issued over the +securities? Is it a Partly Paid class of +security? Is it a stapled class of +security? Any other information the entity wishes to provide about the +securities the subject of this notification James Hardie Industries plc applied for a waiver from Listing Rule 2.4 in respect of the issuance of the unquoted securities described in this appendix on 7 July 2025. ASX granted the waiver on 16 July 2025. Issue details Number of +securities 148,772,718 No No No No Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 7 / 8 ASX +security code New class - code to be confirmed +Security description Ordinary Shares +Security type Ordinary fully or partly paid shares/units ISIN code   Date the +securities the subject of this notification were issued 10/7/2025 Will all the +securities issued in this class rank equally in all respects from their issue date? Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1? Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued. Ordinary fully or partly paid shares/units Details +Security currency EUR - Euro Are there +CDIs issued over the +securities? Is it a Partly Paid class of +security? Is it a stapled class of +security? Any other information the entity wishes to provide about the +securities the subject of this notification James Hardie Industries plc applied for a waiver from Listing Rule 2.4 in respect of the issuance of the unquoted securities described in this appendix on 7 July 2025. ASX granted the waiver on 16 July 2025. Issue details Number of +securities 88,983 No No No No Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 8 / 8 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 429,901,941 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 4,087,617 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221 New class - code to be confirmed : Ordinary Shares 148,772,718 New class - code to be confirmed : Ordinary Shares 88,983